Exhibit 99.1

NexGen to Webcast Annual General Meeting and Presentation by Management on June 10, 2021

VANCOUVER, BC, June 7, 2021 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) announces that due to COVID-19 protocols, the Company will be providing a webcast facility, in addition to the previously announced teleconference facility and is encouraging participants to follow the conduct of the Annual General Meeting ("AGM") via these facilities and not in person.

A presentation by Leigh Curyer, Chief Executive Officer, will follow the formal portion of the AGM, after which a question-and-answer session will be held. Participants of the webcast and teleconference facilities will be able to participate in the question-and-answer session following the formal part of the AGM and presentation.

All shareholders are encouraged to vote on the matters before the AGM, by proxy, telephone, over the Internet, or by voting instruction form, in each case in the manner set out in the Notice of Meeting and Management Information Circular dated April 30, 2021.  The voting deadline for shareholders not attending the AGM in person is 2:00 p.m. (Pacific time) on Tuesday, June 8, 2021.

Webcast and Conference Call Details

NexGen will host a webcast and conference call for the AGM and management presentation on Thursday, June 10, 2021, at 2:00 p.m. (Pacific Time).

To join the call please dial:

International Callers: (+1) 416 764 8659

North America Callers: (+1) 1-888-664-6392

Conference ID: 33931792

To join the webcast, please copy the following link to your browser 5 – 10 minutes before the AGM start time, where you will be directed to join the webcast:

https://produceredition.webcasts.com/starthere.jsp?ei=1468939&tp_key=548a5fb531

NexGen encourages shareholders to read the meeting materials, which have been filed on SEDAR (www.sedar.com) and are available on the Company's website at https://www.nexgenenergy.ca/investors/agm/.

Shareholder Information and Questions

NexGen shareholders who have questions about the Management Information Circular, or require assistance with voting their shares can contact the Company's proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

About NexGen

NexGen is a British Columbia corporation with a focus on developing the Rook I Project located in the southwestern Athabasca Basin, Saskatchewan, Canada into production. Rook I hosts the Arrow Deposit that hosts Measured Mineral Resources of 209.6 M lbs of U3O8 contained in 2.18 M tonnes grading 4.35% U3O8, Indicated Mineral Resources of 47.1 M lbs of U3O8 contained in 1.57 M tonnes grading 1.36% U3O8, and Inferred Mineral Resources of 80.7 M lbs of U3O8 contained in 4.40 M tonnes grading 0.83% U3O8.  Arrow's development is supported by a NI 43-101 compliant Feasibility Study which outlines industry leading 'next generation' designs implementing elite environmental performance as well as industry leading strong economics.

NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.  The Company is the recipient of the 2018 PDAC Bill Dennis Award for Canadian mineral discovery and the 2019 PDAC Environmental and Social Responsibility Award.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 11, 2020 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.   Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/June2021/07/c0062.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Senior Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 20:46e 07-JUN-21